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                                                                    EXHIBIT 12.1

               Computation of Ratio of Earnings to Fixed Charges
                                ($ in thousands)

                                                        WEATHERFORD DELAWARE               WEATHERFORD BERMUDA
                                                   -----------------------------   -------------------------------------
                                                       YEAR ENDED DECEMBER 31,                             THREE MONTHS
                                                   -----------------------------   --------------------        ENDED
                                                     1999      2000       2001       2002        2003     MARCH 31, 2004
                                                   -------   --------   --------   --------    --------   --------------
Income (loss) from continuing operations before
      income taxes (a)                             $28,460   $ 70,264   $320,340   $(30,319)   $183,734       $66,187


Fixed charges:
      Interest expense (b)                          44,904     59,262     74,006     85,523      76,731        16,334
      Capitalized interest                            --          --         --       1,695       3,020           938
      Interest factor portion of rentals (c)         9,570     11,900     10,622     13,769      13,581         4,072
                                                   -------   --------   --------   --------    --------       -------
             Total fixed charges                    54,474     71,162     84,628    100,987      93,332        21,344

Less: Capitalized interest                            --          --         --      (1,695)     (3,020)         (938)

Earnings before income taxes
      and fixed charges                            $82,934   $141,426   $404,968   $ 68,973    $274,046       $86,593
                                                   =======   ========   ========   ========    ========       =======

Ratio of earnings to fixed charges                    1.52       1.99       4.79       --  (d)     2.94          4.06
                                                   =======   ========   ========   ========    ========       =======

(a) Income (loss) from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b) Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c) Interest factor portion of rentals is estimated to be one-third of rental expense.

(d) For the year ended December 31, 2002, earnings, as-defined, before fixed charges were inadequate to cover fixed charges by $32.0 million.